United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Pfizer Inc.

Name of persons relying on exemption: Tara Health Foundation

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Pfizer Inc. Shareholders
RE:	Item No. 9 (“POLITICAL CONTRIBUTIONS CONGRUENCY REPORT”)
DATE:	April 4, 2023

CONTACT:	Shelley Alpern, Rhia Ventures at shelley<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Tara Health Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Tara Health Foundation urges shareholders to vote for Item No. 9 following the instructions provided on management's proxy mailing.

Tara Health Foundation urges shareholders to vote YES on Item No. 9 on the 2023 proxy ballot of Pfizer Inc. (“Pfizer” or “the Company”). The Resolved clause states:

Pfizer publish an annual report, at reasonable expense, analyzing the congruency of political, lobbying, and electioneering expenditures during the preceding year against publicly stated company values and policies, including Pfizer’s stated goal to “end discrimination against women, ensure equal opportunities for leadership and access to reproductive health.” Such a report should list and explain any instances of incongruent expenditures, and state whether the identified incongruencies have led to a change in future expenditures or contributions.

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About Tara Health Foundation

Tara Health Foundation aims to improve the health and well-being of women and girls through the creative use of philanthropic capital. Our main areas of focus are reproductive and maternal health in the United States, equitable workplaces, and gender lens impact investing.

We are long-term shareholders in Pfizer Inc. (“Pfizer” or “the Company”). We support this shareholder proposal because it is apparent that many recipients of the Company’s political contributions are working actively to undermine access to its products, support policies that run contrary to some of Pfizer’s corporate responsibility initiatives, and in some cases, both.

Set forth below are our reasons for supporting Item No. 9.

Summary

●	Pfizer lists “Gender Equality” as a Sustainable Development Goal in its ESG report stating: “We aim to end discrimination against women, ensure equal opportunities for leadership and access to reproductive health.”[1]

●	Pfizer produces products that are used in medication abortions and contraceptives such as Sayana® Press and Depo-Provera. Yet it has apparently supported numerous politicians that are leading or supporting legislative efforts to restrict reproductive rights.

●	Investors have a right to transparency when Pfizer chooses to donate money to a candidate or committee advocating for policies that harm Pfizer’s publicly stated goals and product offerings.

●	Pfizer’s Political Action Committee and Corporate Political Contributions Report does not provide any analysis of why Pfizer donated to specific candidates or committees, nor does it express any analysis of how Pfizer balanced any concern that such donation may be incongruent to Pfizer’s own values, policies, and stated goals.

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1 https://bit.ly/3TQmT9S

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●	Pfizer’s Industry Associations Congruency Report does not provide sufficient analysis, such as an analysis of the incongruency of Pfizer’s member trade associations which are, or may be, supporting legislation which harms reproductive rights.

Pfizer Political Contributions and the Incongruency Problem

1.	Incongruence Regarding Reproductive Rights

In June 2022, the Supreme Court overturned the long-standing precedent established in Roe v. Wade affirming a constitutional right to abortion, dramatically altering the legal landscape regarding abortion access in the United States.

Pfizer manufactures contraceptives and a drug commonly prescribed for use as an abortifacient. Pfizer also produces and sells one of the leading birth control products, Depo-Provera. As such, Pfizer has a vested interest in women’s reproductive rights. Yet the Company has supported numerous politicians that are leading or supporting legislative efforts to restrict reproductive rights. Pfizer’s political donations appear to contradict its stated goal to “end discrimination against women, ensure equal opportunities for leadership and access to reproductive health.”2 Pfizer has donated to an organization which led efforts to strike down the Affordable Care Act, to politicians and organizations who worked to limit women’s access to reproductive health care (very disproportionately in southern states).

In its 2021 ESG report, the Company touts its role as a producer of contraceptive products, including Sayana® Press, Pfizer’s long-acting, injectable and reversible contraceptive. Notably, the Company website highlights the manner in which this product improves contraceptive access, particularly for low income women:

Because of its unique contraceptive delivery technology – enabling the product to be compact, discreet, and easily transportable – Sayana® Press can be provided in low- resource, non-clinic settings, potentially transforming the way in which women can access and receive their preferred method of contraception.

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2 https://bit.ly/3TQmT9S

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Nonetheless, Pfizer PAC donated to numerous politicians3 who opposed and blocked the federal Right to Contraception Act, which would have established a federal right to contraception, from passing in Congress last year.4 This Act was particularly important compared to other bills about contraception because it would protect the right to access and use contraception even if the Supreme Court overturns the constitutional right to contraception and state laws are enacted to restrict or ban birth control.

The potential direct threat to the company’s own contraception products is an issue which is expected to deepen in coming years and creates a compelling argument for the current proposal. Pfizer was called out on this by the medical industry news site STAT in coverage headlined: “‘A slippery slope’: Pfizer sells a contraceptive and donated to political groups that could come after the company.”

Generally speaking, a company would not want to contribute to a politician whose actions could hurt its sales. But one of the biggest drugmakers may have set itself up for that kind of dichotomy. Since 2018, Pfizer contributed to three groups that, in turn, played a notable role in overturning Roe v. Wade through their support of elected officials. And a future item on the politically conservative agenda may be contraceptives sold by the company, a scenario that could suggest they acted against its own financial interest.5

The Sustainable Investments Institute (“SI2”) found that Pfizer was a top funder of anti-choice candidates in states banning abortion, contributing $357,699 in donations in the last two election cycles. SI2 also found that Pfizer was a top contributor to five attorneys general who played key roles in the effort to ban abortion.6 In the last two election cycles, Pfizer’s expenditures in the South and Midwest have been largely in favor of anti-choice candidates. Seventy-four (74)% of Pfizer’s political donations in the South and 66% of its donations in the Midwest went to anti-choice politicians.7

In addition to apparently incongruent donations to individual politicians, a review of Pfizer’s Congruency Report8 related to its membership in trade associations shows potential incongruence related to reproductive rights. For example, Pfizer refers to the U.S. Chamber of Commerce (the “Chamber”), as one of its “most significant trade association memberships.” The Chamber has publicly stated its opposition to the bipartisan American Data Privacy and Protection Act (“ADPPA”).9 The ADPPA would support reproductive rights by providing a nationwide comprehensive consumer privacy framework that would protect personal data such as reproductive and sexual health information.10 It is reasonable to conclude that by opposing the Act, the Chamber is hindering safe access to reproductive health care since privacy rights and expectations are inextricably linked to reproductive rights.

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3 Pfizer’s PAC and Corporate Political Contributions Report lists that the PAC donated $3,500 to "Jobs Opportunity And New Ideas PAC (Sen. Joni Kay Ernst)" at https://bit.ly/42HiR7B. Senator Ernst blocked efforts to pass the Right to Contraception Act in the Senate (see https://bit.ly/40j5Yz1.) The Report also lists at least $155,5000 in Pfizer PAC donations to 48 Congress members who voted against the Act in the House. (see https://clerk.house.gov/Votes/2022385).

4 http://bit.ly/3lISTQz

5 https://www.statnews.com/pharmalot/2022/07/01/abortion-contraception-pfizer-political-donations/

6 Divided States of America - Heavily Tilted Company Support for State Abortion Ban Politicians (October 17, 2022) Heidi Welsh, https://siinstitute.org/reports.html

7 Id.

8 https://www.pfizer.com/about/programs-policies/political-partnerships

9 See https://cnb.cx/3lOwf9u; see also http://bit.ly/3JRXEPw

10 See http://bit.ly/3lLuWYN

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Investors have a right to transparency when Pfizer chooses to donate money to a candidate or committee which makes decisions that harm Pfizer’s publicly stated goals and its own product offerings.

2.	Further examples of concerning political spending

In addition to donating to politicians actively working to impede access to medication related to reproductive health, Pfizer made apparent incongruent political donations in other areas as well.

●	Access to health care. Pfizer has stated that “Expanded access to health insurance coverage will help ensure that patients with under-diagnosed and undertreated conditions are able to address them; and that those who will benefit from Pfizer medicines are better able to have access to them.” Yet the report Conflicted Consequences (Center for Political Accountability, 2020 at https://bit.ly/3f4DPa0) revealed that in 2018, Pfizer was a top contributor to a 527 organization that has been leading efforts to strike down the Affordable Care Act, which has made prescription drugs more accessible for millions of Americans. (Organizations incorporated under Section 527 of the IRS Code are devoted to election-related activity.)

●	Pfizer is supporting champions of discredited 2020 election fraud conspiracy theories. Pfizer suspended donations to the 147 members of congress who voted against certifying the Electoral College results from the 2020 presidential election for six months. At present, Pfizer has resumed its donations to numerous politicians within this group.[11] Based on our research, none of these recipients have renounced the “stolen election” conspiracy theory.

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11 Rep. Adrian Michael Smith, Rep. Benjamin L. Cline, Rep. Bill L. Johnson, Rep. Carol Devine Miller, Rep. Earl L. B. Carter, Rep. Elise M. Stefanik, Rep. Gregory J. Pence, Rep. Greg Steube, Rep. Guy L. Reschenthaler, Rep. H. Morgan Griffith, Rep. Jacqueline Walorski, Rep. Jacob LaTurner, Rep. Jason Thomas Smith, Rep. Jodey Cook Arrington, Sen. John Neely Kennedy, Rep. Kenneth S. Calvert, Rep. Kevin R. Hern, Rep. Lloyd K. Smucker, Rep. Markwayne Mullin, Rep. Michael Garcia, Rep. G. Mike J. Kelly, Rep. Nicole Malliotakis, Rep. Richard Lane Hudson, Jr, Rep. Ron Estes, Rep. Thomas Jeffery Cole, Rep. Tom Rice, Sen. Thomas H. Tuberville, and Rep. Tracey Robert Mann. https://bit.ly/42HiR7B

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●	Climate Change. Pfizer has committed to science-based greenhouse gas emissions reduction targets. The Company considers its membership in the U.S. Chamber of Commerce to be one of its “most significant trade association memberships.” Yet the Chamber has consistently lobbied to roll back specific US climate regulations and promote regulatory frameworks that would slow the transition towards a low GHG emissions energy mix (see https://bit.ly/3EbL9va). This raises questions about the extent to which Pfizer is also supporting electioneering efforts that conflict with its environmental commitments. An analysis conducted by Bloomberg found that one-third of Pfizer’s political spending in the 2020 election cycle supported candidates characterized as “ardent obstructionist[s] of proactive climate policy” (see https://bloom.bg/3c7MwOU).

●	Anti-LGBTQ Policy. In 2019, Popular.Info wrote about Pfizer’s nearly $1 million in contributions to 52 anti-LGBTQ politicians in the preceding two years (see “These 9 Pride-celebrating companies donated millions to anti-gay Congress members,” LGBTQNation.com, June 23, 2019 at https://bit.ly/3c8vfoQ). These donations conflict with Pfizer’s aspirations to provide a supportive environment for its LGBTQ employees.

The Supreme Court has interpreted the constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our deeply divided and highly volatile political environment, shareholders must insist upon a more responsible and coherent political spending strategy. We believe Pfizer’s reputation is at risk, regardless of disclaimers asserting that contributions do not imply an endorsement of all of the recipients’ views.

Why a YES Vote is Warranted: A Response to Pfizer’s Opposition Statement

Our response to the key arguments in Pfizer’s opposition statement follow below.

Pfizer publicly asserts that its ESG initiatives, which includes its goal to ensure access to reproductive health, are important for its long-term success.

In its Opposition Statement, Pfizer argues that the issue of reproductive health is one of the “social issues about which we do not have expertise, and, more importantly, that are not central to achieving our business goals.” This reads as disingenuous in light of the Company’s birth control and abortifacient products. Additionally, as stated in the Proposal, Pfizer lists “Gender Equality” as a Sustainable Development Goal in its ESG report stating: “We aim to end discrimination against women, ensure equal opportunities for leadership and access to reproductive health.”12

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12 https://bit.ly/3TQmT9S

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The Proposal requests expanded transparency and analysis. It does not request that Pfizer donate or halt donations to any particular political candidate(s).

Pfizer also states that the Proposal “whether intended or not, would limit the impact of our bipartisan participation in the political process.”

To be clear, the Proposal does not request that Pfizer halt any of its political donations. Rather, the Proponent seeks to promote accountability to shareholders. If Pfizer believes it has sufficient business justification to donate to anti-choice politicians, it should be able to clearly explain its calculus to shareholders. On matters such as this, where Pfizer’s contributions so deeply contradict several of its stated values, the report would provide the opportunity for the Company to share if, when and how it communicates with lawmakers about the importance of access to reproductive health care, as it would communicate with them about other matters of importance to the company.

The Proponent has engaged with Pfizer on several occasions about the matters raised in this proposal, and it is unclear to the Proponent if Pfizer is or has been aware of the extent to which it contributes to anti-choice lawmakers. Importantly, fulfilling the proposal’s request would enable Pfizer to monitor the values alignment and impacts of its contributions more closely.

Pfizer also states that the “focus of this proposal is not aimed at increasing transparency, but instead at diverting the company’s focus from our core business priorities.” If Pfizer believes that its political expenditures are not central to achieving its business priorities, it is perplexing why the Company annually donates millions of dollars to candidates and political committees. Further, as producers of reproductive health products including Sayana® Press and Depo-Provera, it would seem more aligned with Pfizer’s business goals to support politicians who do not promote market barriers to their products. It should be a core business priority to remove market barriers rather than support them, however inadvertently.

Pfizer has not produced the requested disclosure.

Despite alleging that the requested report would be “unnecessary and duplicative” of previous disclosures, Pfizer has not completed the analysis requested in the proposal. The SEC disagreed with this argument when adjudicating the Company’s attempt to have this proposal excluded from the proxy ballot, stating, “it appears that the Company’s public disclosures do not substantially implement the Proposal.”13

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13 https://www.sec.gov/files/corpfin/no-action/14a-8/taradavispfizer030223-14a8.pdf

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Pfizer’s Congruency Report on trade association contributions was issued after a previous shareholder proposal received significant support from shareholders, but this report does not address or evaluate any areas where misalignment may be present.14

Instead, for donations to candidates and political committees, the Company publishes only the Pfizer PAC and Corporate Contributions Report (the “Political Contributions Report”). This is distinct from the Congruency Report. While it discloses the amounts given to individual candidates, it does not address misalignment of donations. The report does not actually provide the rationale and motivation for any particular candidate and instead gives a broad rationale for its support: “candidates of both political parties who support state and federal policies that impact [Pfizer’s] purpose: Breakthroughs that change patients’ lives.” This statement of the company’s internal policy for deciding how to direct political contributions is not equivalent to a statement by management explaining incongruities in donations.

In light of the Supreme Court Dobbs decision reversing the constitutional right to abortion and the resulting state laws restricting abortion access, we believe it is particularly important now that Pfizer provide transparency regarding its donations to anti-choice politicians and for Pfizer to be held accountable for its decision that such donations are necessary for other business reasons.

We believe that the requested report will motivate Pfizer to monitor its political expenditures so that they do not erode shareholder value by diminishing the Company’s reputation, consumer loyalty, employee support and morale, brand, values, and corporate responsibility initiatives.

Vote “Yes” on this Shareholder Proposal No. 9.

For questions, please contact Shelley Alpern at shelley@rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER OF THIS SOLICITATION. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO TARA HEALTH FOUNDATION. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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14 https://bit.ly/42HiR7B at Page 58.

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